UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

UNDER ARMOUR, INC.
(Exact name of the registrant as specified in its charter)

Maryland	001-33202	52-1990078
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1020 Hull Street, Baltimore, Maryland		21230
(Address of principal executive offices)		(Zip Code)

Contact person: Michael Levine, Tel. no.: (410) 468-2512
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Under Armour's Conflict Minerals Disclosure
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, Under Armour, Inc. (“Under Armour”) has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Under Armour’s Conflict Minerals Report is also available on its corporate website at: http://investor.underarmour.com/common/download/download.cfm?companyid=UARM&fileid=894326&filekey=9088B51A-6438-4A0C-B0A4-014F59830F6B&filename=2015_Conflict_Minerals_Report.pdf

Section 2. Exhibits
Item 2.01 Exhibits
Exhibit No.        Description
1.01            Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNDER ARMOUR, INC.

/s/ James H. Hardy, Jr.	May 31, 2016

By: James H. Hardy, Jr.	Date
Executive Vice President, Global Operations